EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratios)
Unaudited

	Three months ended September 30,				Nine months ended September 30,
	2009		2008 as adjusted (3)(4)		2009		2008 as adjusted (3)(4)
Income from continuing operations before income taxes	$96,584	(1)	$85,886	(1)	$230,837	(1)	$184,982	(1)
Add fixed charges:
Interest expense, excluding amortization of disount on convertible notes (Note 6)	28,261		34,885		86,423		103,786
Amortization of discount on convertible notes (Note 6)	7,059		6,544		20,783		19,265
Amortization of debt issuance expense	1,327		1,777		4,227		5,382
Interest portion of rent expense	5,703		6,217		17,366		18,707
Adjusted income	$138,934		$135,309		$359,636		$332,122

Fixed charges:
Interest expense, excluding amortization of discount on convertible notes (Note 6)	$28,261		$34,885		$86,423		$103,786
Amortization of discount on convertible notes (Note 6)	7,059		6,544		20,783		19,265
Amortization of debt issuance expense	1,327		1,777		4,227		5,382
Interest portion of rent expense	5,703		6,217		17,366		18,707
Fixed charges	$42,350		$49,423		$128,799		$147,140
Ratio of earnings to fixed charges(2)	3.3	x	2.7	x	2.8	x	2.3	x

(1)          Income from continuing operations before income taxes includes certain special items and accounting change impacts (pretax), (which are further discussed in the Management’s Discussion and Analysis at Part I, Item 2 of this Filing):

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Restructuring and other related charges (a)	$6,295	$7,655	$19,095	$24,887
Litigation and other related professional fees (b)	1,739	13,479	71,761	51,143
Heartland repack matters (b)	2,032	1,170	5,221	4,803
Acquisition and other related costs (c)	(632)	-	2,218	-

(a) See the “Restructuring and Other Related Charges” note of the Notes to the Consolidated Financial Statements.
(b) See the “Commitments and Contingencies” note of the Notes to the Consolidated Financial Statements.
(c) See the “Acquisitions” note of the Notes to the Consolidated Financial Statements.

(2)          The ratio of earnings to fixed charges has been computed by adding income from continuing operations before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt issuance expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(3)          Effective January 1, 2009, Omnicare adopted the provisions of the authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). Financial statements for 2008 and prior periods have been restated for this change in accounting.

(4)          As discussed elsewhere herein, during the second quarter of 2009, the Company commenced activities to divest certain non-core businesses within its Pharmacy Services segment. The financial results have been revised to reflect such businesses as discontinued operations.

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